Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED
16 RAFFLES QUAY
#26-00 HONG LEONG BUILDING
SINGAPORE 048581

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 9:00 p.m. Eastern Time on Saturday, June 16, 2018. Have your proxy form in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 9:00 p.m. Eastern Time on Saturday, June 16, 2018. Have your proxy form in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy form and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

E47588-P09963 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY FORM IS VALID ONLY WHEN SIGNED AND DATED.

CHINA YUCHAI INTERNATIONAL LIMITED

The Board of Directors recommends you vote FOR the following:

	For All	Withhold All	For All Except
3. To re-elect the following Directors retiring pursuant to Bye-law 4(2) of the Bye-laws of the Company to hold office until the next Annual General Meeting of the Company:	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

Nominees:

01) Mr Kwek Leng Peck
02) Mr Gan Khai Choon
03) Mr Hoh Weng Ming
04) Mr Tan Aik-Leang
05) Mr Neo Poh Kiat
06) Mr Yan Ping
07) Mr Han Yiyong
08) Mr Ho Raymond Chi-Keung

The Board of Directors recommends you vote FOR the following proposals:

		For	Against	Abstain
1.	To receive and adopt the audited financial statements and independent auditors' report for the financial year ended December 31, 2017.	☐	☐	☐
2.	To approve an increase in the limit of the Directors' fees as set out in Bye-law 10(11) of the Bye-laws of the Company from US$250,000 to US$490,000 for the financial year 2017 (Directors' fees paid for FY 2016: US$490,548).	☐	☐	☐
4.	To authorize the Board of Directors to appoint up to the maximum of 11 Directors or such maximum number as determined from time to time by the shareholders in general meeting to fill any vacancies on the Board.	☐	☐	☐
5.	To re-appoint Ernst & Young LLP as independent auditors of the Company and to authorize the Audit Committee to fix their remuneration.	☐	☐	☐

For address changes and/or comments, please check this box and write them on the back where indicated. ☐

Please sign exactly as your name(s) appear(s) hereon within the box. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature of Shareholder/Common Seal [Please Sign Within Box] Date

Signature of Shareholder/Common Seal Date

E47589-P09963 Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: Notice of Annual General Meeting and Annual Report are available at www.proxyvote.com. IMPORTANT – Please read the following notes before completing this form 1. You may appoint a proxy who need not be a Member of the Company by inserting the proxy’s name on this proxy form in the space provided. If you do not enter a name in the space provided, the Chairman or such other person as he may designate will be authorized to act as your proxy. 2. A member is entitled to appoint one or more proxies to attend and vote in his stead. Where a member appoints more than one proxy, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy. For ease of administration, we would request members not to appoint more than two proxies. 3. The Company shall be entitled to reject a proxy form which is incomplete, improperly completed or illegible. If the true intentions of the appointor are not ascertainable from the instruction of the appointor specified on the proxy form and in relation to any other matter which may come before the Meeting, the proxy shall be entitled to vote in his/her discretion. 4. In the case of a corporation, this proxy must be executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign. 5. To be valid, this proxy and the power of attorney or other authority (if any) under which it is signed, must be lodged with the Company at 16 Raffles Quay, #26-00 Hong Leong Building, Singapore 048581, Republic of Singapore OR Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 not less than 48 hours before the time appointed for the Meeting, that is no later than 9.00 a.m. on Sunday, June 17, 2018 (Singapore time) or 9.00 p.m. on Saturday, June 16, 2018 (New York Time). Address Changes/Comments: _______________________________________________________________________________ ________________________________________________________________________________________________________ (If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.) CHINA YUCHAI INTERNATIONAL LIMITED ANNUAL GENERAL MEETING OF SHAREHOLDERS JUNE 19, 2018, 9:00 A.M. I/We, _________________________________________ of _________________________________________ being (a) shareholder(s) of China Yuchai International Limited (the "Company"), hereby appoint(s) Name: ______________________________________ and/or _________________________________________ with Passport Number: ________________________________________ and/or _________________________________________ of Address: ________________________________________________ and/or _________________________________________ holding Proportion of shareholding (%): _____ and/or _____ or failing him/her, the Chairman of the Meeting or such other person as he may designate as my/our proxy(ies) to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held at New World Millennium Hong Kong Hotel, 72 Mody Road, Tsim Sha Tsui East, Kowloon, Hong Kong on Tuesday, June 19, 2018 at 9:00 A.M. (Hong Kong Time), and at any adjournment thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations. Continued and to be signed on reverse side 6. In the case of joint holders of any share, this proxy may be signed by any one of such joint holders. At the Meeting, the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members. 7. Pursuant to the Bye-laws of the Company, no resolution of Members may be passed without the affirmative vote of the Special Share cast by the holder of the Special Share. 8. By resolution of the Board, only Members entered in the Register of Members of the Company at the close of business on May 9, 2018 (New York Time) are entitled to receive notice of and to attend and vote at the Annual General Meeting.